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                                                                     Exhibit 4.4


                       WALL STREET STRATEGIES CORPORATION

                             1999 INCENTIVE PROGRAM

                                    AMENDMENT


         The Board of Directors and shareholders of Wall Street Strategies Corporation have adopted and approved the following amendment to the 1999 Incentive Program of Wall Street Strategies Corporation (the "Program") effective March 1, 2000.

                  RESOLVED, that the last sentence of paragraph 4 (a) of the Program is hereby deleted in its entirety and in lieu thereof the following shall be added: The maximum number of Shares for which options and stock appreciation rights may be granted under the Program to any person during any calendar year is 500,000 (subject to appropriate adjustment in the event of any changes in capitalization of the Company).